

October 26, 2012

<u>**Via E-mail**</u>
Mr. Kenneth Stead
Chief Executive Officer
Kat Gold Holdings Corp.
1149 Topsail Rd.
Mount Pearl, Newfoundland
A1N 5G2, Canada

> **Re: Kat Gold Holdings, Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed April 16, 2012**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2012**
> **Filed August 8, 2012**
> **File No. 000-53450**

Dear Mr. Stead:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Financial Statements

1. The auditor's report should reflect the audit of the statements of operations, stockholders' equity and cash flows for all of the periods presented (i.e., from the date of inception, December 5, 2005, to the current period end). Please have your auditor revise their report to comply with Rule 2-02(c) of Regulation S-X, as appropriate.

Form 10-Q for Fiscal Quarter Ended June 30, 2012

<u>Note 7 Increase in Authorized Common Shares, Designation of Preferred Shares and Name
Change, page 8</u>

2.   We note that on April 18, 2012 you acquired all of the issued and outstanding shares of
        Global Gold in exchange for 161,000,000 shares of the company. It is unclear how this
        acquisition is recorded in your financial statements at June 30, 2012. Please advise us in
        detail.

3.   Further, this appears to have been a significant acquisition requiring financial statements
        to be provided in accordance with Rule 8-04 of Regulation S-X, and pro forma financial
        information in accordance with Rule 8-05 of Regulation S-X. It may also be necessary
        for you to provide any additional disclosure required by ASC 805-10-50. Please revise or
        advise us.

4.   It appears that shares issued to Brookes and Sullivan in connection with the Global Gold
        transaction might be considered compensation. Please tell us how you are accounting for
        these shares and what factors you considered in determining the appropriate accounting
        treatment.

<u>General:</u>

5.   Please revise your Form S-1 to fully comply with the above comments, as applicable.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose
       the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by
       the Commission or any person under the federal securities laws of the United States.

        You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert
S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361, if you have questions regarding

comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage Jr. for

Larry Spirgel
Assistant Director